ENDEAVOUR SILVER CORP.
(the “Company”)

Management’s Discussion and Analysis
For the Period Ended December 31, 2005

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements.

1.0	Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company”) should be read in conjunction with the accompanying audited consolidated financial statements for the period ended December 31, 2005 and the audited consolidated financial statements for the years ended February 28, 2005 and February 29, 2004, which are available at the SEDAR website at www.sedar.com.

In March 2005, the Company changed its fiscal year end from February 28 to December 31. During the transition year, the fiscal period is for the ten-month period from March 1, 2005 to December 31, 2005.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

All information contained in the MD&A is as of April 21, 2006 unless otherwise indicated.

1.1	Background

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of mineral properties. The business philosophy of the Company has historically been to identify, explore and develop mineral targets. The Company financed its operating and exploration activities principally by the issuance of common shares. In fiscal year ended February 28, 2005, the Company acquired an option to purchase a high grade silver mine in Mexico.

Silver markets continued to show strength as the cumulative average increased from US$4.8758 per ounce in 2003 to US$6.6711 in 2004, to US$7.3164 in 2005 and then to US$10.1789 from January 2006 to late April 2006. Silver prices reached new highs of over US$14 in mid-April 2006.

Endeavour Silver Corp.	Page 1

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended December 31, 2005
(expressed in Canadian dollars unless otherwise noted)

In May 2004, the Company signed formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant (collectively, the “Guanacevi Project”) in Durango, Mexico. Terms of the agreement gave the Company the option to acquire a 51% interest in these operating assets by paying a total of US$3 million to the vendors and incurring US$1 million in mine exploration and development within one year. The balance of the 49% interest can be earned by paying a further US$4 million over the period to January 2008. To complete the acquisition of the initial 51% interest, payments totalling US$1 million had to be made by January 28, 2006. As at December 31, 2005, the Company had paid the vendors US$3 million and invested in excess of $10 million in property acquisitions, mine exploration and development and capital assets.

At January 28, 2006, the Company made payments totalling US$1 million thereby fully earning and vesting its 51% interests in the Guanacevi Project.

1.2	Overall Performance

The Guanacevi Project

During the early part of the fiscal period ended December 31, 2005, the primary focus for the Guanacevi Project was surface drilling and the accelerated underground development of the North Porvenir mine, which forms part of the Guanacevi Project, to further outline mineralization and to prepare it for production during the period. Over 1,000 metres of ramp access plus related crosscuts, sublevels and raises were completed in the first quarter when accelerated mine development was in progress. In the second quarter ended August 31, 2005, the North Porvenir mine was able to accelerate production as a result of accelerated drilling.

The Santa Cruz mine was closed during the second quarter of the period to allow for operations to focus on the North Porvenir mine.

An independent engineering audit was completed for the ore processing plant in early March 2005 which resulted in positive evaluations of its operations. The ore processing plant currently operates well below capacity even when the North Porvenir mine was re-opened for mining.

In May 2005, the Company confirmed an initial estimate of 935,000 oz silver resources in the Measured and Indicated categories and a further 3,839,000 oz silver resources in the Inferred category according to an independent National Instrument 43-101 (“NI 43-101”) report dated May 5, 2005, as amended May 10, 2005 (“WGM Report”) and prepared by Velasquez Spring, PEng, who was the Qualified Person from Watts, Griffis and McOuat Limited (“WGM”) for the North Porvenir zone.

During the period ended December 31, 2005, the Company continued with its aggressive expansion plans by the acquisitions of additional mining properties in the Guanacevi district.

A major equity financing closed in the last quarter of the 2005 fiscal period, and further financing was provided from the exercise of warrants and options as the Company’s share price increased during the period.

In the first quarter of 2006, the Company retained Range Consulting Group, LLC (“RCG”) to complete a review and/or update of mineral reserves and resources for the Porvenir Mine (North Porvenir and El Porvenir properties combined), Porvenir Dos and Deep Santa Cruz mineralized zones. Their technical report entitled “Mineral Resource and Reserve Estimate, Guanacevi Project, Durango, Mexico” (“RCG Report”) and authored by A.E. Olson, MAusIMM, who is an independent Qualified Person under the definition by NI 43-101, was prepared in compliance with NI 43-101. The technical report increased proven and probable mineral reserves from nil in 2005 to 3,481,200 oz silver in 2006. Inferred mineral resources increased 178% from 3,839,000 oz silver in 2005 to 10,655,500 in

Endeavour Silver Corp.	Page 2

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended December 31, 2005
(expressed in Canadian dollars unless otherwise noted)

2006. Total silver reserves and resources now exceed 14 million oz in the Guanacevi Project, which should provide an estimated mine life of 7 years assuming 100% conversion of resources to reserves.

North Porvenir Mine

During the first quarter ended May 31, 2005, the mine produced from low-grade ore, development muck and stockpiles as the Company continued to accelerate its mine development and exploration activities but by quarter end the North Porvenir mine had also accelerated production. Monthly production averaged 98,330 oz silver during the second quarter ended August 31, 2005. The last four months of the fiscal period ended December 31, 2005 resulted in an increased monthly mine production which averaged 95,800 oz silver.

For the fiscal period ended December 31, 2005, about 90,693 tonnes were processed which produced 799,300 oz silver and 2,160 oz gold and which have an average grade of 473 gpt silver and 0.97 gpt gold.

In May 2005, WGM which was retained to audit and to validate the polygonal resource estimate by the Company for the North Porvenir zone, reported measured resources of 420,000 oz silver, indicated resources of 515,000 oz silver, and inferred resources of 3,839,000 oz silver. The WGM Report was prepared in compliance with NI 43-101 and was estimated using a 335 gpt Ag cutoff grade, a minimum 1.0 m mining width and a US$6.50 silver price. Twenty-one surface drill holes, five underground cross-cuts and 135 m of underground channel sampling within a 575 m strike length were utilized in the resource estimate but 155 m of that strike length were omitted as drilling was still in progress at that time in these areas. The North Porvenir zone remained open at depth and to a certain extent along strike.

In late March 2006, RCG completed a review and update of mineral reserves and resources for the Porvenir Mine (North Porvenir and El Porvenir properties combined). In the RCG Report, mineral reserves were estimated by the manual method using the Company’s drill hole and underground sample data to March 15, 2006 as follows:

Endeavour Silver Corp.	Page 3

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended December 31, 2005
(expressed in Canadian dollars unless otherwise noted)

Porvenir Mine Reserves
		Silver	Gold	Silver	Gold	Ag Equivalent
Classification	Tonnes	(gpt)	(gpt)	Oz	Oz	(gpt)	(oz)

Zone 1
Proven	18,403	426	0.64	252,100	379	470	278,251
Probable	26,293	425	0.63	359,300	533	468	396,077
Proven and Probable	44,696	425	0.63	611,400	912	468	674,328

Zones 2 and 3
Proven	75,793	645	0.93	1,571,700	2,266	701	1,707,660
Probable	63,386	637	0.92	1,298,100	1,875	692	1,410,600
Proven and Probable	139,179	641	0.93	2,869,800	4,141	697	3,118,260

All Zones Combined
Proven	94,196	602	0.87	1,823,800	2,645	656	1,985,911
Probable	89,679	575	0.83	1,657,400	2,408	627	1,806,677
Proven and Probable	183,875	589	0.85	3,481,200	5,053	642	3,792,588

Reserves were based on a US$7 silver price, a US$427 gold price, minimum mining width of 1.0 metre, mine extraction rate of 87%, mine dilution of 10% at 70 gpt silver, and cutoff grades of 404 gpt Ag for Zone 1 and 353 gpt Ag for Zones 2 and 3. Silver equivalents were calculated as silver oz plus gold oz multiplied by the equivalence ratio (69 for Zone 1 and 60 for Zones 2 and 3). The equivalence ratio was calculated as the silver recovery/gold recovery multiplied by the silver net smelter return/gold net smelter return. Net smelter return is the payable value minus the costs of freight, smelting, refining and royalties.

The mineral resources were in addition to the reserves and were estimated by the polygonal method using drill hole data that met the minimum geologic width and cutoff grade, as follows:

Porvenir Mine Inferred Resources
		Silver	Gold	Silver	Gold	Ag Equivalent
Classification	Tonnes	(gpt)	(gpt)	Oz	Oz	(gpt)	(oz)

Zone 1	197,677	411	0.99	2,612,100	6,292	479	3,046,250
Zones 2 & 3	194,898	369	0.62	2,312,200	3,885	412	2,545,300
All Zones Combined	392,575	390	0.81	4,924,300	10,177	446	5,591,550

Santa Cruz Mine

Endeavour Silver Corp.	Page 4

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended December 31, 2005
(expressed in Canadian dollars unless otherwise noted)

During the period ended December 31, 2005, a drilling and exploration program was implemented in various parts of the mine, including the Deep Santa Cruz zone, to locate and to define mineral resources. Also the mine was closed temporarily to complete shaft rehabilitation and mine development. During the first quarter of 2006, an underground drill was moved to a second crosscut and additional mineralization was intersected in the Deep Santa Cruz zone.

In May 2005, the WGM Report provided no resource estimates for the Deep Santa Cruz mine.

In late March 2006, RCG completed a review of resources for Deep Santa Cruz. In the RCG Report, mineral resources for Deep Santa Cruz were estimated by the polygonal method using drill hole data that met the minimum geologic width and cutoff grade as follows:

Deep Santa Cruz Inferred Resources
		Silver	Gold	Silver	Gold	Ag Equivalent
Vein	Tonnes	(gpt)	(gpt)	Oz	Oz	(gpt)	(oz)
Shell A	18,879	653	0.59	396,400	358	689	418,240
Shell B	74,237	572	1.21	1,365,200	2,888	646	1,541,370
Shell C	46,916	542	1.07	817,500	1,614	607	915,950
Shell D	12,737	772	1.94	316,100	794	890	364,530
All Zones Combined	152,769	589	1.15	2,895,200	5,654	668	3,240,090

Resources were based on a minimum mining width of 1.0 m at a 200 gpt Ag cutoff grade without considering dilution or extraction rates. Silver equivalents were calculated as the ratio of a US$427 gold price and a US$7 silver price (1:61). Additional factors such as metal recoveries and net smelter returns will affect the silver equivalent calculation but are not yet known for the Deep Santa Cruz zone.

The mine remains closed temporarily in 2006 as further underground drilling and development efforts are underway to expand the silver resources, to develop a mine plan, and to prepare the Deep Santa Cruz zone for production in 2007.

Porvenir Dos Property

The Porvenir Dos property is located adjacent to and northwest of the North Porvenir mine, and covers more than 1 km of prospective strike length on the Santa Cruz vein. The property is the fourth discovery of high-grade mineralization on the Company’s Guanacevi Project. Exploration efforts on the property are ongoing.

In March 2006, the RCG Report provided resource estimates for Porvenir Dos which were estimated by the polygonal method using drill hole data that met the minimum geologic width and cutoff grade as follows:

Endeavour Silver Corp.	Page 5

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended December 31, 2005
(expressed in Canadian dollars unless otherwise noted)

Porvenir Dos Inferred Resources
		Silver	Gold	Silver	Gold	Ag Equivalent
Vein	Tonnes	(gpt)	(gpt)	Oz	Oz	(gpt)	(oz)

Santa Cruz	170,017	407	0.84	2,224,700	4,592	458	2,504,800
Conglomerate	40,115	474	0.73	611,300	942	519	668,760
All Zones Combined	210,132	420	0.82	2,836,000	5,534	477	3,173,560

Resources were based on a minimum mining width of 1.0 m at a 200 gpt Ag cutoff grade without considering dilution or extraction rates. Silver equivalents were calculated as the ratio of a US$427 gold price and a US$7 silver price (1:61). Additional factors such as metal recoveries and net smelter returns will affect the silver equivalent calculation but are not yet known for the Porvenir Dos zone.

Guanacevi Processing Plant

Summit Valley Equipment and Engineering Inc. was commissioned to conduct a comprehensive review of the plant, including the condition of all equipment, the capacity of each circuit and the efficiency of plant operations. Some of its findings include a clean and well-maintained plant, brand name equipment and a well-trained and reliable work force. The plant is fully permitted and operating complete with land ownership, offices, housing and all related infrastructure. Although by February 2005, plant production had increased to 220 tpd, a significant increase from prior year, it was still operating at well below its design capacity.

For the period ended December 31, 2005, a total 90,693 dry tonnes were processed by the plant with an average grade of 370 g/t Ag and 0.94 g/t Au, averaging 304 tpd, and with recoveries of 73.3% Ag and 77.9% Au. The plant processed 14,446 tonnes from old tailings and 13,030 tonnes from ore milling during the period.

Other Matters

In June 2005, the Company acquired nine silver mining properties in the Guanacevi district, Durango, Mexico, from Industrias Peñoles S.A. de C.V. (“Peñoles”). Six of these properties form part of the producing Santa Cruz silver mine in which the Company has earned and fully vested 51% interests in the mining lease and has the option to acquire the remaining 49% interest. This transaction effectively allows the Company’s wholly owned Mexican subsidiary, Minera Plata Adelante SA de CV, (“Adelante”) to acquire the outright ownership of the six mineral concessions as well as a 4.5% net proceeds royalty from Peñoles’ wholly owned Mexican subsidiary, Minera Capela S.A. de C.V. (“Capela”). Adelante will be required to send all mineral production from these properties to the Peñoles smelter in Torreon, Mexico, for smelting and refining. Capela will retain a 3% net proceeds royalty on future production after deduction of all processing, shipping and smelting costs, including taxes and penalties if any. The Company has also formed a strategic alliance with Peñoles to acquire additional mining properties in Mexico. Peñoles has agreed to provide the Company with access to information on its portfolio of mineral concessions throughout Mexico. On each additional Peñoles property made available to the Company to acquire, a purchase price may be negotiated, payable in common shares of the Company. If the Company acquires additional properties from third parties introduced by Peñoles, the Company will pay Peñoles a 5% fee on the cash purchase price, also payable in common shares of the Company. If Peñoles acquires property from a third party introduced by the Company, Peñoles will pay the Company a 5% fee on the cash purchase price. In compensation for the nine mining properties, certain mining equipment located thereon and the formation of the strategic alliance, the Company issued 1,000,000 units at a deemed price of $1.73 per unit to Peñoles in July 2005; each unit consisted of one common

Endeavour Silver Corp.	Page 6

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended December 31, 2005
(expressed in Canadian dollars unless otherwise noted)

share and one warrant to purchase an additional common share at $2.10 until July 22, 2006 and thereafter at $2.30 until July 22, 2007.

In July 2005, the Company entered into an option agreement to acquire a 100% interest in two silver properties, Porvenir Dos and La Sultana, in the Guanacevi district, Durango, Mexico, for US$137,500 of which US$37,500 have been paid during the period ended December 31, 2005 and US$100,000 is due on December 30, 2006. An exploration program of detailed surface trenching and diamond drilling was implemented for Porvenir Dos in 2005 which continued into 2006 and identified a high-grade silver ore-body.

In August 2005, the Company entered into an option agreement to acquire a 100% interest in four silver properties, La Prieta, El Aguaje de Arriba, Ampliacion El Aguaje de Arriba and La Plata, in the Guanacevi district, Durango, Mexico, for US$100,000 of which US$15,000 had been paid in the fiscal period ended December 31, 2005, and US$15,000 was paid subsequent to the December 31, 2005 period end and the balance of US$70,000 is payable on August 5, 2007.

In August 2005, the shares of the Company were listed for trading on the Frankfurt Stock Exchange under the trading symbol, EJD. Such listing should help broaden the Company’s exposure in the European investment community and enhance liquidity for shareholders.

In October 2005, the Company completed a bought deal private placement for 6,000,000 units at $2.40 per unit for gross proceeds of $14.4 million. Each unit was comprised of one common share and one-half common share purchase warrant. Each full warrant is exercisable to purchase one common share at an exercise price of $2.90 until October 5, 2007. Salman Partners Inc. acted as the lead underwriter for a syndicate of underwriters which included Canaccord Capital Corporation and Dundee Securities Corporation. The underwriters received a cash commission of $936,000 and 450,000 agents’ warrants which have the same terms as the warrants in the private placement. The proceeds from the financing are being used for the exploration and development of the Company’s Mexican silver properties, for further acquisitions and for general working capital.

Also, in October 2005, the Company acquired a mining lease on the El Porvenir property, Guanacevi district, Durango, Mexico. Under the lease agreement, the Company holds the exclusive right to mine the El Porvenir property for a 5-year period, which can be extended for another 5 years, by mutual agreement. The Company has agreed to explore and, if successful, to develop and mine El Porvenir at the rate of between 9,000 tonnes and 27,000 tonnes per quarter and to pay a 3% net smelter royalty from production. To maintain its rights, the Company must spend at least US$100,000 each quarter on all exploration, development and mining costs, and also must spend a further US$500,000 on all costs by October 2006.

At January 28, 2006, the Company made payments totalling US$1 million thereby fully earning and vesting its 51% interests in the Guanacevi Project.

On February 7, 2006, the shares of the Company were listed for trading on the Toronto Stock Exchange; previously its shares were listed on the TSX Venture Exchange.

In March 2006, the Company entered into an agreement with Salman Partners Inc. to act as lead agent for a syndicate of agents, including BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Dundee Securities Corporation, in a best efforts private placement offering of up to 5 million special warrants at $4.50 per special warrant for gross proceeds of up to $22.5 million. An over-subscription option allowed for up to an additional 2 million special warrants for additional proceeds of $9 million. On April 24, 2006, the Company closed the placement for 5.11 million special warrants, for gross proceeds of $22,995,000. Each special warrant is comprised of one common share and one-half of a share purchase warrant. Each whole share purchase warrant will be exercisable to purchase one common share at a price of $5.25 for a period of 18 months from the closing date. In the event the Company fails to obtain receipts for a final prospectus qualifying the common shares and common share purchase warrants issuable on the exercise of the special warrants on or before July 15, 2006, each special warrant will entitle the holder to acquire 1.1 common shares and 0.55 share purchase warrant. For the private

Endeavour Silver Corp.	Page 7

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended December 31, 2005
(expressed in Canadian dollars unless otherwise noted)

placement, the agents will receive a cash commission of 6% of the gross proceeds and broker warrants exercisable for common shares equal to 6% of the total special warrants placed. The broker warrants have the same terms as the warrants in the private placement. The Company has agreed to seek a conditional listing for the share purchase warrants on the Toronto Stock Exchange as of the closing date. The private placement is subject to all necessary regulatory and shareholder approvals. The issuance of the remaining 1.89 million special warrants is subject to shareholder and regulatory approvals, and would provide gross proceeds of $8,505,000 to the Company.

The Report to Shareholders included in the Company’s audited consolidated financial statements for the period ended December 31, 2005 provides further review of the Company’s overall performance for the period ended December 31, 2005 and for an outlook for fiscal 2006.

1.3	Selected Annual Information

Selected annual information for the Company for each of the three fiscal periods ended December 31, 2005, February 28, 2005 and February 29, 2004 are as follows:

	Ten Months Ended	Years Ended
	December 31,	February 28,	February 29,
(in $000s except per share amounts)	2005	2005	2004

Total revenues	$-	$-	$-

Loss before discontinued operations and extraordinary items:
(i) Total	$(5,669)	$(2,565)	$(779)
(ii) Basic per share	$(0.23)	$(0.15)	$(0.11)
(iii) Diluted per share	$(0.23)	$(0.15)	$(0.11)

Net loss:
(i) Total	$(5,669)	$(2,565)	$(779)
(ii) Basic per share	$(0.23)	$(0.15)	$(0.11)
(iii) Diluted per share	$(0.23)	$(0.15)	$(0.11)

Total assets (1)	$30,400	$11,246	$761
Total long-term liabilities (1)	$-	$-	$-
Dividends per share	$-	$-	$-

(1) Total assets and long-term liabilities are as at December 31, 2005, February 28, 2005 and February 29, 2004.

Total assets and net losses increased significantly in the current fiscal periods relative to prior years given that in the period ended December 31, 2005 the Company invested $3,183,047 pursuant to option agreements related to its 51% interests in the mine, mining concessions and ore processing plant, raised gross proceeds of $14.4 million from brokered and non-brokered private placements with additional proceeds of about $7.2 million from the exercise of options and warrants, and increased its level of operations with the commensurate increases in expenses and net loss in fiscal 2005, and incurred losses from its option interests in the Guanacevi Project.

1.4	Results of Operations

Period Ended December 31, 2005 – Ten months ended December 31, 2005 compared with twelve months ended February 28, 2005

Endeavour Silver Corp.	Page 8

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended December 31, 2005
(expressed in Canadian dollars unless otherwise noted)

In March 2005, the Company changed its fiscal year end from February 28 to December 31. During the transition year, the fiscal period is for the ten-month period from March 1, 2005 to December 31, 2005.

The Company incurred a net loss of $5.7 million for the period ended December 31, 2005, an increase of about 120% relative to the net loss of $2.6 million in the prior fiscal year. General and administrative expenses for salaries and management, professional services, office and shareholder relations continue to account for a significant portion of operating expenses, and are higher than the prior fiscal year reflecting the greater corporate activity needed to support the more active exploration, mine development, mining and property acquisition activities of the Company during the period ended December 31, 2005. The foreign exchange loss in the current fiscal period is attributed to the depreciation of the Mexican pesos relative to historical exchange rates for the Canadian dollar given that the accounts of the Company’s Mexican subsidiaries are stated in Mexican pesos. Also certain transactions involved US dollars which currency also depreciated relative to the Canadian dollar. Stock-based compensation expense reflects the granting of stock options which was actually lower in the current fiscal period due in part to the reduced number of options granted in the current period and the vesting provisions. The Company’s corporate development expenses were incurred for seeking properties of merit and further concessions in Mexico in the earlier portion of the fiscal year ended February 28, 2005. However for the period ended December 31, 2005, the Company’s primary efforts were also focused on mine development and exploration activities for the two prospective zones of the Guanacevi Project.

For the period ended December 31, 2005, losses from options interests in Mexican operations:

	Minera	Processing
(in $000s)	Santa Cruz (1)	Plant (2)	Total

Revenues from operations	$5,798	$2,463
Costs of operations
(including amortization, depletion and depreciation)	(8,229)	(2,930)
Loss before allocation	(2,431)	(467)
Allocation to Mexican interests in operations	1,316	229
Loss from 51% option interests	$(1,115)	$(238)	$(1,353)

(1)	The Company had earned a 51% option interest in Minera Santa Cruz as at December 31, 2005 which became a fully vested 51% interest on January 28, 2006, pursuant to agreements executed in May 2004.

(2)

The Company had earned a 51% option interest in the ore processing plant as at December 31, 2005 which became a fully vested 51% interest on January 28, 2006, pursuant to agreements executed in May 2004.

Pursuant to the agreements executed in May 2004, the Company has a 51% interest in any profits or losses.

Mining activities temporarily ceased during the first quarter as the North Porvenir and the Deep Santa Cruz mines were being further drilled and developed for mine production. Mine development resulted in 8,709 tonnes of development muck with a recovery of 326 gpt Ag. However, mining operations restarted for the North Porvenir mine during the first quarter of the period ended December 31, 2005.

In the first quarter ended May 31, 2005, the lack of ore from the Santa Cruz mine contributed to a nominal loss to the Company from the operation of the Guanacevi processing plant which was working at significantly below capacity, as it relied upon the Santa Cruz mine for most of its ore processing revenues. The North Porvenir mine provided most of the ore production during the balance of the period, as it continued to increase its capacity.

As at December 31, 2005, the Company invested about $4.1 million in mineral properties which are comprised of its

Endeavour Silver Corp.	Page 9

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended December 31, 2005
(expressed in Canadian dollars unless otherwise noted)

51% option interests in both Minera Santa Cruz and in the ore processing plant, mining concessions, and exploration expenditures. This investment fell relative to the February 28, 2005 balance of $5.1 million as a result of charging the Company’s option interests in the Guanacevi Project for exploration and development costs.

As at December 31, 2005 and February 28, 2005, expenditures on the Company’s mineral properties were comprised of the following:

	Santa Cruz	El Taco	San Jose
(in $000s)	(Mexico)	(Mexico)	(Mexico)	Total

Balance, February 29, 2004	$-	$21	$8	$29

Additions during the year:
Acquisition costs	3,865	-	13	3,878
Exploration costs:
Assays and surveys	52	-	1	53
Drilling	619	-	-	619
Field supplies	271	-	-	271
Geologists and consultants	230	-	-	230
Repair, maintenance and sundry	18	-	-	18
Transportation	52	-	-	52

Mineral properties written-off	-	(21)	(22)	(43)

Balance, February 28, 2005	5,107	-	-	5,107

Additions during the period:
Acquisition costs	1,948	-	-	1,948
Exploration costs:
Assays and surveys	6	-	-	6
Drilling	493	-	-	493
Field supplies	11	-	-	11
Geologists and consultants	4	-	-	4
Roads and drill pads	30	-	-	30

Mineral properties allocated to operations	(3,474)	-	-	(3,474)

Balance, December 31, 2005	$4,125	$-	$-	$4,125

To complete the initial acquisition of the Company’s 51% interests, the Company made payments totalling US$1 million on January 28, 2006 for the Minera Santa Cruz, the mining concessions and the Guanacevi processing plant. To earn the remaining 49% thereafter, payments of US$1.5 million must be made on January 28, 2007 and another US$1.5 million on January 28, 2008.

1.5	Summary of Quarterly Results

The following table presents selected financial information of the Company for each of the last eight quarters ended December 31, 2005:

Endeavour Silver Corp.	Page 10

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended December 31, 2005
(expressed in Canadian dollars unless otherwise noted)

	Dec 31, 2005			Feb 28, 2005				Feb 29, 2004
(in $000s	Period End			Year End				Year End
except per share amounts)	Dec 31, 2005	Aug 31, 2005	May 31, 2005	Feb 28, 2005	Nov 30, 2004	Aug 31, 2004	May 31, 2004	Feb 29, 2004

Total revenues	$-	$-	$-	$-	$-	$-	$-	$-

Loss before discontinued
operations and
extraordinary items:
(i) Total	$(3,488)	$(1,024)	$(1,157)	$(649)	$(455)	$(403)	$(1,058)	$(566)
(ii) Basic per share	$(0.13)	$(0.05)	$(0.05)	$(0.04)	$(0.02)	$(0.02)	$(0.07)	$(0.08)
(iii) Diluted per share	$(0.13)	$(0.05)	$(0.05)	$(0.04)	$(0.02)	$(0.02)	$(0.07)	$(0.08)

Net loss:
(i) Total	$(3,488)	$(1,024)	$(1,157)	$(649)	$(455)	$(403)	$(1,058)	$(566)
(ii) Basic per share	$(0.13)	$(0.05)	$(0.05)	$(0.04)	$(0.02)	$(0.02)	$(0.07)	$(0.08)
(iii) Diluted per share	$(0.13)	$(0.05)	$(0.05)	$(0.04)	$(0.02)	$(0.02)	$(0.07)	$(0.08)

The Company significantly increased its operating and evaluation activities in acquiring and exploring projects in Mexico, as shown by commensurate increases in net losses for each quarter during the year ended February 28, 2005 and for the fourth quarter of fiscal 2004. The lower level of business activities for the same periods in the prior fiscal year was attributed to the Company’s lower level of financial resources for those periods.

Lower property investigation efforts were expended in the third and fourth quarters of the fiscal year ended February 28, 2005 than in each of the first two quarters, as the Company focused more on exploration to outline resources in two prospective ore zones on the optioned Santa Cruz property and to prepare them for production. These exploration and mine development efforts continued into the first quarter ended May 31, 2005, but mining operations were restarted at the same quarter. Losses were higher in the last quarter of the period ended December 31, 2005 and were in part attributable to the Company’s option interests in losses of the mineral properties.

1.6	Liquidity and Capital Resources

The following table contains selected financial information of the Company’s liquidity:

(in $000s)	December 31, 2005	February 28, 2005

Cash and cash equivalents	$18,561	$4,958
Working capital	$18,957	$5,260

In October 2005, the Company completed a major equity financing in a bought deal private placement for 6,000,000 units at $2.40 per unit for gross proceeds of $14.4 million. Each unit was comprised of one common share and one-half common share purchase warrant. Each full warrant is exercisable to purchase one common share at an exercise price of $2.90 until October 5, 2007. During the period ended December 31, 2005, the exercise of warrants and options contributed proceeds of $7.2 million. These equity financings significantly increased the financial resources of the Company.

As at December 31, 2005, the Company had invested in silver doré bars. The book value of the silver doré bars is approximately $85,000 (MXP775,405), and they contain 227.359 kilograms of silver and 1,447.83 grams of gold.

In May 2004, the Company completed a financing comprised of brokered and non-brokered private placements for gross proceeds of approximately $9.9 million to finance the acquisition of the Santa Cruz silver-gold mine and the

Endeavour Silver Corp.	Page 11

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended December 31, 2005
(expressed in Canadian dollars unless otherwise noted)

Guanacevi mill. In February 2005, the Company completed brokered and non-brokered private placements for $1,636,800.

1.7	Capital Resources

Item 1.6 provides further details.

1.8	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

1.9	Transactions with Related Parties

For the period ended December 31, 2005, the following transactions involve related parties:

(a)

As at December 31, 2005, a balance of $5,688,071 was due from Minera Santa Cruz. This consisted of the net profits royalty on ore mined to January 28, 2005 totalling $222,498, and advances and allocations to Minera Santa Cruz to fund exploration and mine development expenditures incurred by Minera Santa Cruz totalling $6,580,815, less the Company’s $1,115,242 share of the net losses of Minera Santa Cruz during the period. The net profits royalty receivable and the exploration and mine development advances are unsecured, interest bearing and due on demand.

(b)	Rent of $15,000 was incurred and paid to a company with certain common directors.

1.10	First Quarter

Items 1.4 and 1.5 provide further details.

1.11	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12	Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to mineral properties.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred. The costs related to a property from which there is production will be amortized using the unit-of-production method. Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic. The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

Endeavour Silver Corp.	Page 12

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended December 31, 2005
(expressed in Canadian dollars unless otherwise noted)

1.13	Changes in Accounting Policies Including Initial Adoption

Variable interest entities:

Effective March 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the consolidated financial statements as the Company does not have any VIE’s.

1.14	Financial Instruments and Other Instruments

There are no financial instruments or other instruments.

1.15	Other MD&A Requirements

1.15.1	Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found in the Company’s annual information form; and

(c)	is also provided in the Company’s audited consolidated financial statements for the period ended December 31, 2005.

1.15.2	Additional Disclosure for Venture Issuers without Significant Revenue

(a)	capitalized or expensed exploration and development costs;

The required disclosure is presented in the notes to the Company’s consolidated financial statements.

(b)	expensed research and development costs; Not applicable.

(c)	deferred development costs; Not applicable.

(d)	general and administrative expenses; and

The required disclosure is presented in the Company’s consolidated financial statements.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

Endeavour Silver Corp.	Page 13

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended December 31, 2005
(expressed in Canadian dollars unless otherwise noted)

None.

1.15.3	Outstanding Share Data

The Company’s authorized share capital is comprised of unlimited common shares without par value.

As at December 31, 2005, a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval.

Changes in the Company’s share capital for the period ended December 31, 2005 were as follows:

	Number	Amount
	of Shares	(in $000s)

Balance, February 28, 2005	20,873,269	$16,708
Issued during the year:
For cash from private placement, net of issue costs	6,000,000	13,354
From exercise of share purchase options	793,000	1,792
For cash from exercise of warrants	3,700,061	6,122
For mineral property	1,000,000	1,730
Balance, December 31, 2005	32,366,330	$39,706

As at April 21, 2006, the Company had 33,840,876 common shares issued and outstanding.

At December 31, 2005, the Company had outstanding options to purchase an aggregate 2,223,900 common shares as follows:

	December 31, 2005
	Number	Weighted average
	of Shares	exercise price

Outstanding, beginning of year	1,871,000	$1.33
Granted	1,155,900	$2.40
Exercised	(793,000)	$1.33
Cancelled	(10,000)	$2.52
Outstanding, end of year	2,223,900	$1.88

Options exercisable at year-end	1,611,900

At April 21, 2006, options for 2,010,900 shares remain outstanding.

At December 31, 2005, the Company had outstanding warrants to purchase an aggregate 5,508,000 common shares as follows:

Endeavour Silver Corp.	Page 14

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended December 31, 2005
(expressed in Canadian dollars unless otherwise noted)

Exercise		Oustanding at				Oustanding at
Prices	Expiry Dates	February 28, 2005	Issued	Exercised	Expired	December 31, 2005

$0.35	October 6, 2005	775,000	-	(775,000)	-	-
$2.00	October 22, 2005	3,467,559	-	(2,872,061)	(595,498)	-
$2.00	October 28, 2005	248,000	-	(48,000)	(200,000)	-

$2.10 /	February 1, 2006 /
$2.30	February 1, 2007	1,063,000	-	(5,000)	-	1,058,000

$2.10 /	July 22, 2006 /
$2.30	July 22, 2007	-	1,000,000	-	-	1,000,000

$2.90	October 5, 2007	-	3,450,000	-	-	3,450,000

		5,553,559	4,450,000	(3,700,061)	(795,498)	5,508,000

At April 21, 2006, warrants for 4,246,454 shares remain outstanding.

1.16	Outlook

The property acquisitions in Mexico coupled with the completion of the $11.5 million financing in the fiscal year ended February 28, 2005 and the $14.4 million financing in October 2005 along with over $7 million from the exercise of warrants and options have facilitated the Company’s goal to fast becoming a top tier primary silver producer. The special warrant offering of up to $31.5 million in equity financing in 2006 would significantly enhance the Company’s ability to seek more advanced properties for acquisition and to expand its operations on a more accelerated basis. These acquisitions and financings should allow the Company to expand its landholdings, silver reserves and resources and production. The Company has the financial resources for exploration drilling, underground development and production optimization.

1.17	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s audited consolidated financial statements for the period ended December 31, 2005 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Changes in Internal Controls over Financial Reporting

Endeavour Silver Corp.	Page 15

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Period Ended December 31, 2005
(expressed in Canadian dollars unless otherwise noted)

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the Chief Executive Officer completed his evaluation, nor were there any significant deficiencies of material weaknesses in the Company’s internal controls requiring corrective actions.

Endeavour Silver Corp.	Page 16